Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

RECEIVED

2006 DEC 14 P 1:15

06019241

Ferreyros

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, December 11th,2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of November 30st, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

www.ferreyros.com.pe

FERREYROS S.A.A.

Relación de Accionistas con mas del 0.5%
AL 30 NOVIEMBRE DE 2006

Acción	Nro de Acciones	Nro de Votos por Acción
FERREYC1 - FERREYROS S.A.	258,360,000	1

Valor	Tipo Doc.	Nro. Doc	Nombre	Cod. Cavali	Nro Acciones	Porcentaje	Ind.Men/ Manc
FERREYC1	OTROS	021009695	ATLANTIC SECURITY BANK	00225097	3,388,926	1.311	
FERREYC1	R.U.C.	20100047218	BANCO DE CREDITO DEL PERU	00002367	1,896,941	0.734	
FERREYC1	D.N.I.	08243243	BLANCA DE MONTERO ARAMBURU	00912563	1,905,392	0.737	00
FERREYC1	R.U.C.	20215376916	BUSLETT S.A.	00771283	5,586,946	2.162	
FERREYC1	D.N.I.	07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,300,000	0.503	00
FERREYC1	R.U.C.	20100228352	CORPORACION CERVESUR S.A.A.	00774580	7,850,007	3.038	
FERREYC1	OTROS	021015391	DUCKTOWN HOLDINGS S.A.	00913954	7,220,278	2.794	
FERREYC1	D.N.I.	08191212	EDUARDO MONTERO ARAMBURU	00001932	12,710,999	4.919	00
FERREYC1	R.U.C.	20121047072	FUNDACION MANUEL J.BUSTAMANTEDE LA FUENTE	00319217	1,371,110	0.53	
FERREYC1	R.U.C.	20111691631	GONDOMAR S.A.	00031781	2,502,358	0.968	
FERREYC1	R.U.C.	92143980821	HO - FONDO 2	00932306	20,889,216	8.085	
FERREYC1	OTROS	038013580	HORSESHOE BAY LIMITED	00852796	16,700,420	6.464	
FERREYC1	OTROS	9999999999	HYBISCUS CAPITAL LTD.	00787983	7,867,697	3.045	
FERREYC1	R.U.C.	92157036794	IN - FONDO 2	00932287	18,473,407	7.15	
FERREYC1	R.U.C.	20157036794	IN-FONDO 3	00932289	3,695,630	1.43	
FERREYC1	R.U.C.	20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	2,799,049	1.083	
FERREYC1	R.U.C.	20171049262	INVERSIONES VARESLI S.A.	00107243	3,872,778	1.498	
FERREYC1	R.U.C.	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	2,927,209	1.132	
FERREYC1	R.U.C.	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	25,987,887	10.058	
FERREYC1	R.U.C.	20100136741	MINSUR S.A.	00020233	4,258,382	1.648	
FERREYC1	D.N.I.	07277264	OSCAR ESPINOSA BEDOYA	00022556	1,383,717	0.535	00
FERREYC1	R.U.C.	92142829551	PR - FONDO 2	00932317	16,151,296	6.251	
FERREYC1	R.U.C.	93142829551	PR - FONDO 3	00932318	5,366,752	2.077	
FERREYC1	R.U.C.	20510398158	RI - FONDO 1	00932375	1,971,244	0.762	
FERREYC1	R.U.C.	92510398158	RI - FONDO 2	00932376	29,403,649	11.38	
FERREYC1	R.U.C.	93510398158	RI - FONDO 3	00932377	12,273,135	4.75	
FERREYC1	R.U.C.	20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	2,109,545	0.816	
FERREYC1	R.U.C.	20137909813	¥ORTENSIA S.A.	00262961	7,742,005	2.996	